TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-10 MAY 04, 2005

RUBICON REPORTS ON McFINLEY, RED LAKE GOLD DRILL RESULTS
- new high-grade zones discovered -

VANCOUVER, BRITISH COLUMBIA - David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX), is pleased to announce final results from the recently completed 2005 winter drill program at its 100% controlled McFinley project, located in the heart of the prolific Red Lake gold camp. Drilling in 2004 discovered a zone of gold mineralization, referred to as the Phoenix Zone, which demonstrates continuity in three dimensions. This release provides a summary of all drilling on the zone to date, including the remaining results from this current program.

HIGHLIGHTS

Phoenix Zone strike length extended to 500 metres

Recent drilling has doubled the extent of the Phoenix Zone. Mineralization within the main lens (PZ-1) now extends for 500 metres of strike length and to a depth of more than 200 metres below surface (Figure 1). Recent intercepts include: 17.24 g/t gold over 2.15 metres, 34.17 g/t gold over 1.20 metres, 8.89 g/t gold over 2.40 metres, and 12.55 g/t gold over 1.15 metres. These results, along with previous intersections (e.g., 15.46 g/t over 4.8 metres, 70.10 g/t over 3.10 metres, and 15.81 g/t over 3.50 metres) confirm the presence of a major gold system. See Table 1 for a summary of economically significant gold intersections to date. A complete list of all significant intersections along with select cross sections is posted at www.rubiconminerals.com.

New zones/lenses discovered

Several new zones/lenses are identified in both the hanging wall and footwall to the main lens of mineralization. Highlight drill intersections include: 53.27 g/t gold over 1.60 metres, and 20.18 g/t gold over 1.30 metres and 11.04 g/t gold over 2.00 metres.

Carbonate Zone returns thick intercepts

Of particular significance is a complex, 20-30 metre thick carbonate (ankerite) replacement zone ("CARZ") that contains numerous colloform banded 'snowbank' veins up to five metres thick. These are variably silicified and mineralized over thicknesses of up to 14 metres with fine grained needle arsenopyrite, plus accessory sulphides. Intersections include: 5.16 g/t gold over 8.95 metres (incl. 29.05 g/t over 0.45 metres), 6.00 g/t gold over 7.70 metres, 5.22 g/t gold over 6.50 metres, and 1.93 g/t gold over 14 metres. Alteration and mineralization associated with the newly discovered zone, located 75 metres structurally above the main lens, now extends over a 120 metre strike length, 60 metres down dip and remains open. Chemically reactive massive colloform-crustiform ankerite veins are an important host of ore in Goldcorp's High-Grade Zone, and the identification of this style of mineralization in the Phoenix Zone area further confirms the similarities between the two gold systems.

Other Zones

The Phoenix Zone is one of several mineralized zones identified over the four kilometer length of the McFinley Property, including: the MAC-1 Zone (up to 45.95 g/t gold over 1.0 metres and 66.18 g/t gold over 0.30 metres), the MAC-3 Zone (up to 36.00 g/t gold over 1.3 metres), and the main McFinley Peninsula area where there is an historical inferred resource of 334,007 tons at 0.20 oz/ton*** gold to a depth of 400 feet. 2005 exploration drilling north and south of the Phoenix Zone identified several areas of anomalous gold (>200 ppb) and/or permissive alteration, including 14.03 g/t gold over 1.30 metres.

Rubicon Minerals Corporation	Page 1 of 4

TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-10 MAY 04, 2005

Phoenix Zone - Economically Significant Intersections

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-02	45.10	52.30	6.76	7.20
Incl.	45.10	47.90	14.99	2.80
PZ-03	55.10	59.90	15.46	4.80
Incl.	58.00	59.90	33.31	1.90
PZ-08	52.17	55.20	5.37	3.03
PZ-09	68.85	72.10	8.87	3.25
PZ-10	91.75	109.15	1.96	17.40
Incl.	108.15	109.15	10.40	1.00
PZ-12	136.46	137.86	28.66	1.40
PZ-21	48.46	50.75	11.06	2.29
	69.85	71.90	13.95	2.05
PZ-23	74.95	78.05	70.10	3.10
PZ-25	112.35	120.35	8.42	8.00
Incl.	116.30	119.80	15.81	3.50
PZ-26	109.82	113.00	8.55	3.18
PZ-30	79.55	81.30	10.06	1.75
PZ-34	118.10	119.30	20.54	1.20
PZ-43	124.40	125.80	15.16	1.40
PZ-47	119.00	124.30	9.01	4.50
Incl.	122.60	124.30	22.24	1.70
PZ-48	61.00	90.45	2.21	29.45
Incl.	88.09	89.56	33.22	1.47
PZ-51	66.30	71.60	2.86	5.30
Incl.	66.30	67.90	6.82	1.60
PZ-57	50.00	56.05	2.65	6.05
Incl.	54.98	56.05	11.47	1.07
PZ-58	73.50	73.80	136.50	0.30
PZ-59	44.10	52.60	6.02	8.50
Incl.	47.60	49.75	17.24	2.15
PZ-60	83.70	91.30	2.21	7.60
Incl.	89.65	91.30	6.24	1.65
PZ-66*	136.80	137.30	37.50	0.50
PZ-69	134.55	136.40	9.50	1.85
PZ-75*	39.00	41.00	11.04	2.00
PZ-76*	73.30	75.60	12.64	2.30
Incl.	73.60	74.90	20.18	1.30
PZ-77*	28.95	31.35	8.89	2.40
PZ-80*	54.20	55.35	12.55	1.15
PZ-81*	121.40	123.00	53.27	1.60
PZ-82*	8.65	17.60	5.16	8.95
Incl	8.65	9.10	29.50	0.45
PZ-83*	7.90	19.00	4.51	11.10
Incl.	10.20	17.90	6.00	7.70
And	15.80	17.90	8.72	2.10
PZ-84*	10.85	17.35	5.22	6.50
PZ-92*	21.65	35.65	1.93	14.00

* denotes 2005 drill holes
** denotes previously unreleased 2005 drill holes

Rubicon Minerals Corporation	Page 2 of 4

TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-10 MAY 04, 2005

Adamson said "The style, geometries and grades developed to date in the Phoenix Zone display a close resemblance to the major mines in the district. Public domain data from Goldcorp's Red Lake Mine shows their high-grade ore body to consist of a large number of individual ore shoots rather than a continuous body of ore. Typically, these are about 50 metres long similar to those now documented in the Phoenix Zone (see figures posted to accompany this release at www.rubiconminerals.com). To date, most of Phoenix Zone drilling has tested shallow depths (approximately 200 metres) whereas the major producing mines in the camp contain ore bodies which occur from surface to depths in excess of 2,500 metres... Given that the gold-bearing structures in the Phoenix Zone are several and are well developed, we consider the potential for this system to continue and replicate itself at depth to be very good".

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd., which is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt, and 67.5 metres of 4.75% copper and 0.22% cobalt.

The cut-offs for reported intercepts are a minimum grade thickness product (g/t x metre) of 15. The assaying was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure or fire assay and gravimetric finish. Standards and blanks were included in each sample batch. True widths are 60 - 100% of reported core lengths. The work was supervised by Darwin Green, M.Sc., P.Geo., the project Qualified Person under the definition of NI 43-101.

RUBICON MINERALS CORPORATION

"David W. Adamson"
President & CEO

*** This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see Technical Report 43-101 dated May 12, 2003).

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 3 of 4
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-10 MAY 04, 2005

McFinley Gold Property
Phoenix Zone
Inclined Longitudinal Section
Looking Towards 115 Azimuth
Dip – 45 degrees to the northwest
DDH (PZ-1)
Au g/t x metres <2
Au g/t x metres >2
Au g/t x metres >5
Au g/t x metres >10
Au g/t x metres >20
DDH (Other > 15 g/t x m)
Au g/t x metres >15
Au g/t x metres >20
2005 drill holes marked with bold outline
Contours
Au g/t x metres >2
Au g/t x metres >5
Au g/t x metres >10
Au g/t x metres >20
0 50m 100m
0m
-100m
-200m
Distance Down-dip (metres)
300m Elev
200m Elev
100m Elev
Elevation (metres)
CARZ
(projected 75 m onto section)
6N 5N 4N 3N 2N 1N 0N 1S 2S 3S 4S 5S 6S 7S 8S

Rubicon Minerals Corporation	Page 4 of 4